July 2, 2025

Kuangtao Wang
Chief Executive Officer and Chairman
NFT Limited
Office Q 11th Floor, Kings Wing Plaza 2,
No.1 Kwan Street, Sha Tin, New Territories
Hong Kong

       Re: NFT Limited
           Amendment No. 2 to Registration Statement on Form F-3
           Filed June 30, 2025
           File No. 333-284912
Dear Kuangtao Wang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-3
Cover Page

1. We note your disclosure on the cover page that the Trial Measures impose certain filing requirements for direct and indirect overseas listings and offerings.
       Please disclose how, if at all, the Trial Measures apply to you and any offerings of your securities. In addition, please disclose how you reached this conclusion regarding the Trial Measures, including whether you are relying on the advice of counsel. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to your registration statement. If you did not rely on the consent of counsel, you should explain how you reached your conclusion regarding
 July 2, 2025
Page 2

       whether the Trial Measures apply to you. Finally, please discuss the consequences of noncompliance with the Trial Measures, including potential fines and other impacts.
2. We note your disclosure on the cover page of how cash is transferred through your organization. Please revise to disclose that there is no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer cash into or out of Hong Kong, and include a cross-reference to the consolidated financial statements. In addition, in your prospectus summary, please describe your written cash management policies and procedures that dictate how funds are transferred (e.g., a policy that addresses how a company handles any limitations on cash transfers due to PRC law).
Risk Factors
Risks Related to Doing Business in Hong Kong, page 10

3. Please revise to remove the the introductory paragraph to this section. Enforceability of Civil Liabilities, page 43

4. We note your revised disclsoure in response to prior comment 5. Please disclose here and throughout whether your discussion of enforcement of civil liabilities in China is based on the opinion of counsel. If so, please identify counsel and file its consent as an exhibit to the registration statement.
Signatures, page II-4

5.     Please have Kuangtao Wang sign the registration statement on Form F-3.
Exhibits

6. We note that the legal opinion filed as Exhibit 5.1 addresses the offering of up to US$500,000,000 in the aggregate of Class A ordinary shares. Please have the legal opinion revised to address the securities being offered under this registration statement, which appears to include Class A ordinary shares, debt securities, warrants, units and rights.
       Please contact Irene Paik at 202-551-6553 or Sonia Bednarowski at 202-551-3666
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Joan Wu, Esq.